FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”) discloses hereunder communication, dated 31 December 2016 and received on 19 January 2017, from Harding Loevner, LP.

The CBD Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the phone number +55 (11) 3886 0421 or by the e-mail address gpa.ri@gpabr.com.

São Paulo, 19 January 2017.

Daniela Sabbag
Investors Relations Officer

(Free translation)
To:	GPA Investor Relations, Pao	Para:	GPA Relação com
	de Acucar		Investidores, Pão de Açúcar
Fax:		Fax:
From:	Lori Renzulli	De:	Lori Renzulli
Company:	Harding Loevner, LP (Tax Id	Companhia:	Harding Loevner, LP (Tax Id
	27-0684167)		27-0684167)
Address:	400 Crossing Blvd, Fourth	Endereço:	400 Crossing Blvd, Fourth
	Floor | Bridgewater, NJ 08807		Floor | Bridgewater, NJ 08807
	| United States		| United States
Telephone:	908.947.0113	Telefone:	908.947.0113
Fax:	908.218.1915	Fax:	908.218.1915
Pages:	1	Páginas:	1
Date:	31 December 2016	Data:	31 de dezembro de 2016

Dear Sirs,

On November 25th, 2015, Harding Loevner LP (the "Company"), in its capacity of asset manager and on behalf of its clients, acquired ADR securities issued by Pao de Acucar resulting in holdings in excess of 5% of its total outstanding securities. We notified you of this event.

On October 9th, 2016, the Company reduced its ADR position in Pao de Acucar, and as a result, its holdings on behalf of its clients on that date totaled 4.99% of Pao de Acucar’s total outstanding securities.

As of December 31st, 2016, the Company held on behalf of its clients, 6,708,049 ADR shares of Pao de Acucar equal to 4.03% of the total outstanding securities.

If you have any questions or concerns, please do not hesitate to contact us.

Very truly yours,
Harding Loevner LP

Lori M. Renzulli
Chief Compliance Officer

Prezados Senhores,

Em 25 de Novembro de 2015, a Harding Loevner LP ("Companhia"), na qualidade de gestor de ativos e em nome de seus clientes, adquiriu ADRs resultando em mais de 5 % de participação no Pão de Açúcar, como notificado.

Em 9 de outubro de 2016, a Companhia reduziu sua posição de ADRs do Pão de Açúcar e como resultado sua participação, em nome de seus clientes, ficou em 4,99% do total dos títulos emitidos pelo Pão de Açúcar.

A partir de 31 de dezembro de 2016, a Companhia detém, em nome de seus clientes, 6.708.049 ADRs do Pão de Açúcar que equivalem a 4,03% de do total dos títulos emitidos.

Se houver alguma dúvida ou preocupação, não hesite em nos contatar.

Atenciosamente,
Harding Loevner LP

Lori M. Renzulli
Diretora de Compliance

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 19, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.